Exhibit 2.2

SECOND AMENDMENT TO
STOCK PURCHASE AGREEMENT

     This Second Amendment to Stock Purchase Agreement (this “Amendment”) is made as of February 12, 2004 among Ply Gem Investment Holdings, Inc., a Delaware corporation (the “Buyer”), Nortek, Inc., a Delaware corporation (“Nortek”), and WDS LLC, a Delaware limited liability company (“WDS “and, together with Nortek, the “Sellers”).

RECITALS

     The Buyer and the Sellers are parties to a Stock Purchase Agreement dated as of December 19, 2003, as amended by the First Amendment to Stock Purchase Agreement dated as of January 23, 2004 (the "Stock Purchase Agreement"), which contemplates a transaction in which the Buyer will purchase from WDS, and WDS will sell to the Buyer, all of the outstanding shares of capital stock of Ply Gem Industries, Inc., a Delaware corporation. The Buyer and the Sellers wish to further amend the Stock Purchase Agreement as set forth herein. ------------------------

AGREEMENT

     In consideration of the foregoing, and the representations, warranties, covenants and conditions set forth or referred to below, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Certain Definitions. Capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Stock Purchase Agreement.

2.	Amendments to Stock Purchase Agreement. The Buyer and the Sellers hereby agree that, effective as of the date hereof, the Stock Purchase Agreement is hereby amended as follows:

2.1. Amendment to Section 1.2. Section 1.2 of the Stock Purchase Agreement is hereby amended by replacing it in its entirety with the following:

          “1.2 Consideration. Subject to any increase under Section 6.2 hereof, the consideration to be paid by the Buyer to WDS for the Shares shall be cash in the total amount (the “Purchase Price") of $560,000,000 minus the aggregate principal amount of the Indebtedness listed in Exhibit 6.17 outstanding at the Closing minus the aggregate of the Stock Option Adjustment Amounts for all Class A Stock Options and Rolled Over Stock Options listed in Exhibit 6.21 under the heading “Terminated Options Without Cash Payment”, which Class A Stock Options and Rolled Over Stock Options shall be cancelled in connection with the transactions contemplated hereby; provided, however, that the Stock Option Adjustment Amounts for Class A Stock Options listed on Exhibit 6.21 under the heading “Terminated Options With Cash Payment” shall be paid in cash by the Sellers at or prior to the Closing and shall not be deducted from the Purchase Price hereunder.”

2.2. Amendment to Section 6.6(b). Section 6.6(b) of the Stock Purchase Agreement is hereby amended by replacing the first sentence thereof with the following:

          "The Sellers shall use all reasonable commercial efforts to obtain all consents, waivers or other approvals from all Persons (other than Governmental Authorities) listed in Exhibit 6.6(b) (it being understood that no party shall be required to pay any money to the Person from whom such consent, waiver or approval is sought (other than reimbursement of the reasonable out-of-pocket costs of providing the same) or otherwise undertake any new obligation to such Person or waive any existing benefit or right in order to obtain any such consent, waiver or approval, unless the Sellers are not able to arrange for the Buyer to receive the same benefits from and after the Closing to which the Buyer would have been entitled if such consent, waiver or approval had been obtained, in which case the Sellers shall be required to pay such money or undertake such new obligation or waive such existing benefit or right in order to obtain such consent, waiver or approval).”

2.3. Amendment to Section 6.16(b). Section 6.16(b) of the Stock Purchase Agreement is hereby amended by adding the following at the end of the last sentence thereof:

           ";provided, further, that the provisions of this Section 6.16(b) shall not expire with respect to a Contract listed as item 8 or 9 in Part A of Exhibit 6.16(b) until the date that is the later of (i) six months following the Closing or (ii) six months following the date on which the Sellers first send a written request to the counterparty to such Contract requesting the replacement or release described hereunder in substantially the same form as were sent to the counterparties to the other Contracts listed in Part A ofExhibit 6.16(b).”

2.4. Amendment to Section 6.17. Section 6.17 of the Stock Purchase Agreement is hereby amended by replacing the last sentence thereof with the following:

           "At and as of the Closing, any Indebtedness owed by any Transferred Company to any Seller or to any Affiliate of any of the Sellers (other than the promissory note issued by CWD Windows and Doors, Inc. to Ply Gem having a principal amount of $45,000,000) shall be canceled, and all other Indebtedness owed by any Transferred Company other than the Indebtedness listed in Exhibit 6.17 shall be paid in full.”

2.5. Amendment to Section 6.21. Section 6.21 of the Stock Purchase Agreement is hereby amended by replacing it in its entirety with the following:

           "6.21Payment of Cash Incentive Bonuses and Year End Bonuses. Except as set forth on Exhibit 6.21, prior to the Closing, the Sellers shall pay (or cause to be paid) to each employee of the Transferred Companies listed on Exhibit 6.21 (a) a cash incentive bonus equal to the amount set forth opposite such employee's name thereon under the heading “Cash Incentive Bonus” (each, a “Cash Incentive Bonus”) and (b) a year-end bonus for the 2003 calendar year equal to the amount set forth opposite such employee's name thereon under the heading “Year End Bonus” (each, a “Paid Bonus Amount”), which Paid Bonus Amounts have been determined on an individual basis in accordance with, and subject to, the terms of the performance bonus plan applicable to such individual and based upon an estimate by the Sellers of the financial results of the applicable Transferred Companies for the year-ended December 31, 2003 (the “Year End Estimates”); provided, however, if it is determined after the Closing and upon receipt of the Transferred Companies' Financials that the Paid Bonus Amount paid to any such employee is more than the amount (each an “Actual Bonus Amount”) calculated in accordance with the applicable bonus plan using the Transferred Companies' Financials, the Buyer shall pay or cause to be paid to Nortek within 30 days of receipt of the Transferred Companies Financials an amount equal to the difference between the aggregate Paid Bonus Amounts and the aggregate Actual Bonus Amounts.”

2.6. Amendment to Section 8.2(d). Section 8.2(d) of the Stock Purchase Agreement is hereby amended by replacing it in its entirety with the following:

"(d)           the conduct of business, the ownership or use of properties or assets or the incurrence of any liability or obligation by the Transferred Companies based upon, arising from or relating to any division, business unit, operations, Subsidiary or Affiliate of any Transferred Company that was sold, discontinued or otherwise transferred or disposed of prior to the Closing Date (collectively, the “Former Operations"), and any obligation under any agreement pursuant to which any Former Operation was sold, transferred, disposed of or discontinued; provided, however, (i) the Sellers shall have no obligation pursuant to this Section 8.2(d) to indemnify, defend or hold harmless any Indemnified Buyer Parties from or against any Losses based upon, arising from or relating to the Ply Gem Industries, Inc. Group Pension Plan and (ii) any actions proposed to be taken by the Buyer or any of the Transferred Companies with respect to an Asserted Liability arising under this Section 8.2(d) shall betreated as a Third Party Claim for purposes of Section 8.6; provided, further, that Thermal-Gard shall not be considered a Former Operation for purposes of this Agreement;"

2.7. Amendment to Section 8.3. Section 8.3 of the Stock Purchase Agreement is hereby amended by new Section 8.3(h):

“(h)           For so long as the Sellers shall be in compliance with their indemnification obligations under this Agreement, the Sellers shall not be obligated pay any amounts for indemnification under Sections 8.2(d) or 8.2(f) to the extent that the amounts payable thereunder increase as a result of Ply Gem or any of the Transferred Companies or any of their respective Affiliates entering into any amendment, modification or waiver after the Closing Date of any agreement pursuant to which any Former Operation was sold, transferred, disposed of or discontinued or any lease under which any Former Operation is or was a party and Ply Gem is a guarantor, co-tenant or other obligor, in any case without the prior written consent of Nortek.”

2.8. Amendments to Section 9.

2.8.1.	Section 9 of the Stock Purchase Agreement is hereby amended by replacing the definition of "Net Working Capital" with the following:

“"Net Working Capital” means current assets within the meaning of GAAP (other than restricted cash in respect of which the Purchase Price has been increased pursuant to Section 6.2, deferred or current income taxes, intercompany accounts receivable from Nortek or any of its Subsidiaries, and assets in respect of fire retardant treated wood products), reduced in the case of inventories of Napco, Inc. by revision of a LIFO adjustment consistent with the adjustment made in the preparation of the Target Net Working Capital, minus current liabilities within the meaning of GAAP (other than any such liabilities in respect of Indebtedness, deferred or current income taxes, intercompany accounts payable to Nortek or any of its Subsidiaries, and liabilities in respect of fire retardant treated wood products), calculated in a manner consistent with the calculation of the Target Net Working Capital as set forth on Exhibit 9 (except that cash and cash equivalents were excluded from the calculation of the Target Net Working Capital, but shall be included in the calculation of Net Working Capital). In calculating the foregoing, all assets and liabilities of Former Operations shall be excluded.”

2.8.2.	Section 9 of the Stock Purchase Agreement is hereby amended by replacing the definition of "Stock Option Adjustment Amount" with the following:

“"Stock Option Adjustment Amount" shall mean, with respect to each Class A Stock Option or Rolled Over Stock Option cancelled in connection with the transactions contemplated hereby, the amount represented by the product of (a) the number of shares of common stock of Nortek Holdings, Inc. issuable upon exercise of such Class A Stock Option or Rolled Over Stock Option and (b) the difference between $69.25 and the exercise price per share for such Class A Stock Option or Rolled Over Stock Option.”

2.8.3.	Section 9 of the Stock Purchase Agreement is hereby amended by inserting the following new definitions:

“"Cash Incentive Bonus" has the meaning set forth in Section 6.21.

“Rolled Over Stock Option" means a stock option issued by Nortek Holdings, Inc. under its 2002 Stock Option Plan and constituting a “Rolled Over” option under such plan.”

2.9. Amendments to Exhibits. The Exhibits to the Stock Purchase Agreement are hereby amended by inserting a new Exhibit 6.21 as set forth on Exhibit A to this Amendment.

3.

Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers that the Buyer has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer. This Amendment has been duly and validly executed and delivered by the Buyer, and assuming the due authorization, execution and delivery by the Sellers, constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

4.

Representations and Warranties of the Sellers. The Sellers jointly and severally represent and warrant (it being understood that any claim for indemnification under the Stock Purchase Agreement relating to any breach of the following shall be Seller Basket Exclusions) to the Buyer that the Sellers have all necessary power and authority (corporate or otherwise) to execute and deliver this Amendment and to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by the Sellers and the consummation by the Sellers of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action on the part of the Sellers. This Amendment has been duly and validly executed and delivered by the Sellers, and assuming the due authorization, execution and delivery by the Buyer, constitutes a legal, valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms.

5.	Miscellaneous.

           5.1.          Entire Agreement. This Amendment, the Stock Purchase Agreement and the other agreements referred to herein and therein set forth the entire understanding between the parties hereto with respect to the subject matter hereof and thereof. Except to the extent specifically amended hereby, the provisions of the Stock Purchase Agreement shall remain unmodified, and the Stock Purchase Agreement is hereby confirmed as being in full force and effect.

           5.2.          Assignment. This Amendment shall bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and representatives as part of the Stock Purchase Agreement in accordance with the terms thereof.

5.3. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

           5.4.          Governing Law. This Amendment and all claims arising hereunder or in connection herewith shall be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

        IN WITNESS WHEREOF, the parties hereto, intending to be legally bound by the terms hereof, have caused this Amendment to be executed, under seal, as of the date first above written by their officers or other representatives thereunto duly authorized.

The Buyer:	PLY GEM INVESMENT HOLDINGS, INC.

By \s\ Robert A. Ferris
Name:Robert A. Ferris
Title: Vice President

The Sellers:	NORTEK, INC.

By \s\ Kevin W. Donnelly
Name: Kevin W. Donnelly
Title: Vice President and Secretary

WDS LLC

By \s\ Kevin W. Donnelly
Name: Kevin W. Donnelly
Title: Vice President and Secretary